Exhibit (g)(4)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.gov.
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VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
ADDITIONAL QUESTIONS AND ANSWERS
FOR STATS ChipPAC SECURITYHOLDER HELPLINE
April 2, 2007

No.	Questions	Suggested response
1.	What is the recommendation of STATS’s Independent Committee on the Offer?	Please refer to the Offeree Circular to Shareholders released by STATS on March 30 2007 which contains the views of the Independent Committee of STATS.

2.	What is the recommendation of STATS’s Independent Financial Advisor / Morgan Stanley?	Please refer to the Offeree Circular to Shareholders released by STATS on March 30 2007 which contains the fairness opinion of the Independent Financial Adviser (IFA) to the Independent Committee.

3.	STATS’s Independent Committee says the Offer is fair to the shareholders and recommended that Shareholders accept the Offer. Should I listen to their advice? What do you recommend?	The closing date of the Offer is currently 3.30 pm on 13 April 2007 Singapore time (unless otherwise extended). As a practical matter, acceptances of ADSs and Convertible Notes will have to be received by the Tender Agent in New York or London by the close of business on Thursday, 12 April 2007 in New York and London, respectively. You have until then to make your decision. We are unable to comment on the IFA’s views.

It is your decision and if you are in any doubt about the Offer, we advise you to consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

4.	Should I accept the Offer? Is it a good Offer? What do you recommend?	Please refer to the Offeree Circular to Shareholders released by STATS on March 30 2007 which contains the views of the Independent Committee of STATS and the fairness opinion of the Independent Financial Adviser (IFA) to the Independent Committee.

However, it is your decision and if you are in any doubt about the Offer, we advise you to consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

5.	What is the other shareholders response so far? Do you think STSPL will be able to achieve the 90% Threshold?	Under the Singapore Takeover Code, we are not allowed to provide any preliminary indications of take-up of the Offer unless we make public announcements. We will make an announcement on the acceptance level in due course.